CLIFTON STAR RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of the holders of common shares (the “Common Shares”) of CLIFTON STAR RESOURCES INC. (the “Corporation”) will be held on Tuesday, December 3, 2013 at 10:00 a.m. (Eastern Time) in the Lavery, de Billy, L.L.P. Boardroom located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, Canada, H3B 4M4 for the following purposes:

1.

to receive the Corporation’s audited financial statements for the year ended June 30, 2013 and the related report of the auditors;

2.

to elect the Corporation’s directors;

3.

to appoint the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.

to consider and, if thought advisable, to pass an ordinary resolution approving the continuance, amendment and restatement of the Corporation’s Shareholder Rights Plan;

5.

to consider and, if thought advisable, to pass an ordinary resolution ratifying and confirming the Corporation’s new By-Law No. 2013-1 which governs the process for nomination of directors of the Corporation at shareholder meetings; and

6.

to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Dated at Montréal, Québec, Canada, this 1st day of November, 2013.

By order of the Board of Directors,

(s) Ross Glanville

Ross Glanville

Chairman of the Board of Directors

IMPORTANT

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend, and would like your Common Shares represented, please sign the enclosed form of proxy and return it at your earliest convenience in the envelope provided, but before 5:00 p.m. (Eastern Time) on Friday, November 29, 2013.